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May 4, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports 2015 First Quarter Financial Results

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report its financial results for the first quarter ended March 31, 2015 (“Q1 2015”). The comparative period is the first quarter ended March 31, 2014 (“Q1 2014”). All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the 2015 management discussion and analysis and condensed interim consolidated financial statements for complete information.

“Q1 production of 24,155 gold ounces was slightly lower than planned. We still maintained a strong quarter-end cash balance of approximately $25M and intend to fund our activities, including the planned advancement of our new projects, using cash flow from operations at current gold prices” said Bruce Bragagnolo, CEO of Timmins Gold. “We are still targeting to reach the lower end of our originally stated production guidance. As part of our mine schedule, production is expected to be back half-loaded, with approximately 55% of the production slated for the second half of the year. We are still in the process of finalizing our plans regarding the new high-grade south-wall discovery.”

“We are extremely excited about the opportunity to develop the Ana Paula project now that the shareholders of both Timmins Gold and Newstrike Capital Inc. (“Newstrike”) have overwhelmingly voted in favour of the plan of arrangement (the “Arrangement”). The asset is a high-grade, high-margin project with relatively low capital intensity that would significantly increase our production level and dramatically lower our consolidated cost profile. Additionally, it is located in Mexico, enabling us to leverage our in-country development and operating expertise to deliver additional value to shareholders. We are ready, upon closing of the transaction, to advance the project both from a permitting and technical optimization standpoint and will provide more detailed information in the near future.”

“At Caballo Blanco, we have initiated discussions with various stakeholders as part of a new Environmental Impact Assessment submission. Additionally we have begun planning internal and external studies to optimize the key technical aspects of the project, namely crushing and leaching.”

Q1 2015 HIGHLIGHTS
  Metal revenues were $29.5 million, compared to $47.1 million during Q1 2014. This represents a 37.3% decrease over the prior year, primarily due to a decrease in the total ounces of gold sold of 24,155 ounces during Q1 2015 versus 36,763 ounces during Q1 2014 and a lower average realized gold price. The average London PM Fix price was $1,218 per gold ounce, compared to $1,294 per gold ounce during Q1 2014.

  Loss from operations was $0.2 million, compared to earnings from operations of $12.9 million during Q1 2014. This difference was mainly due to the decreased metal revenues. Also contributing to this variance was a decrease in processing grade, an increase in explosive costs and an increase in diesel costs due to increased hauling distances.

  Loss and total comprehensive loss was $0.7 million or $(0.00) per share, compared to earnings and total comprehensive income of $8.1 million or $0.05 per share during Q1 2014.

  Cash flows provided by operating activities were $7.5 million, compared to $12.3 million during Q1 2014.

  Cash and cash equivalents at March 31, 2015 were $25.0 million after investing $1.3 million on exploration, $0.2 million on sustaining capital, $1.9 million on expansion programs, and $5.4 million on deferred stripping. Also, the Company received $4.8 million of its VAT receivable in cash and paid $0.7 million in transaction fees related to the acquisition of Caballo Blanco during Q1 2015. Cash and cash equivalents at March 31, 2014 were $44.4 million after investing $0.5 million on exploration, $0.5 million on sustaining capital, $1.6 million on expansion programs and $3.0 million on deferred stripping. The Company received $3.2 million of its VAT receivable in cash during the three months ended Q1 2014.

  The Company produced 24,155 ounces of gold and sold 24,155 ounces of gold, compared to 35,413 and 36,763, respectively, during Q1 2014. The change from prior year is due to a decrease in overall production due to a decrease in processing grade partially offset by increased daily crushing throughput. The Company also pre-sold 2,800 gold ounces for April 2015 delivery, which generated $3.5 million in cash held at March 31, 2015.

  The Company’s cash cost per ounce on a by-product basis was $925 (all-in sustaining cash cost per ounce on a by-product basis - $1,055), compared to $703 (all-in sustaining cash cost per ounce on a by-product basis - $790) during Q1 2014. This increase in cash costs is primarily driven by lower processing grades realized during the quarter of 0.53 grams of gold per tonne (“g/t Au”) in accordance with the Company’s mine plan, compared to the Q1 2014 grade of 0.76 g/t Au.

  On February 2, 2015, the Company converted its existing C$13.0 million loan facility into US$10.1 million at a negotiated exchange rate. Interest remains payable at the rate of 9.0% per annum, with payment of the principal amount outstanding to be made on December 31, 2015.

  On February 11, 2015, the Company announced the filing of the National Instrument 43-101 (“NI 43-101”) technical report titled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico”, related to the Caballo Blanco gold project (“Caballo Blanco”). This report has an effective date of May 7, 2012, was originally prepared for the prior owner of the Caballo Blanco gold project, and was readdressed to the Company on January 28, 2015.

  On February 12, 2015, the Company announced the results of its drill program underneath and toward the eastern edge of the San Francisco Mine (the “Mine”) which confirmed the presence of at least three, high-grade, sub-parallel, gold bearing structures located approximately 50-100 metres (“m”) from surface along the south wall of the current open pit. Exploration information indicates that the lenses extend up to 300 m along strike and 200 m down dip. Select results include: 4.5 m averaging 5.5 g/t Au at 9 m downhole; and 3.0 m averaging 6.2 g/t Au at 6 m downhole.

  On February 17, 2015, the Company announced that it had entered into an agreement whereby the Company will acquire all of the issued and outstanding common shares of Newstrike Capital Inc. (“Newstrike”). The combination of the Company and Newstrike will create an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. Shareholder approval of the Arrangement was obtained by both companies on April 29, 2015.

RECENT DEVELOPMENTS

  On April 29, 2015, the shareholders of the Company and the shareholders of Newstrike voted (over 92% and 98%, respectively) to approve the agreement entered into on February 17, 2015 between the Company and Newstrike, whereby the Company will acquire all of the issued and outstanding common shares of Newstrike via the Arrangement. The Arrangement is expected to close in May 2015.

  Under the terms of the Arrangement, Newstrike shareholders will receive 0.90 (the “Exchange Ratio”) of a Company common share and C$0.0001 in cash for each Newstrike common share. In addition, each outstanding option to purchase a Newstrike Share will be exchanged for an option to purchase a Company common share with equivalent terms based upon the Exchange Ratio.

  Newstrike is a TSX Venture Exchange listed company whose principle asset is the Ana Paula project in Guerrero, Mexico. The Company considers the Ana Paula project to be a high quality prospect which will be a strong addition to the Company’s future growth plans which also include development of the Caballo Blanco project.

SUMMARIZED FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	First Quarter Ended March 31, 2015	First Quarter Ended March 31, 2014
Gold sold (oz)	24,155	36,763
Silver sold (oz)	15,309	26,647
Metal revenues	$29,492	$47,050
Production costs, excluding depreciation and depletion	$22,599	$26,357
(Loss) earnings from operations	$(222)	$12,861
(Loss) earnings	$(710)	$8,105
(Loss) earnings per share, basic and diluted	$(0.00)	$0.05
Cash flows from operating activities	$7,500	$12,259
Total cash and cash equivalents, end of period	$24,994	$44,378
Total assets, end of period	$312,411	$287,919
Total cash costs per gold ounce on a by-product basis	$925	$703
All-in sustaining cash cost per ounce gold	$1,055	$790
Average realized gold price per gold ounce	$1,221	$1,280

Reminder of 2015 results conference call:

The Company’s senior management will host a conference call May 5, 2015 at 11:00 am (ET) to discuss the first quarter 2015. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 110046 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=165081

After entering your information, you will be given a passcode and pin # that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin #. A replay of the call will be available after the call until May 11, 2015, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 7508059. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the recently acquired Caballo Blanco gold project as well as the Ana Paula gold project which the Company will acquire once the Arrangement with Newstrike Capital is completed.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for and closing of the Newstrike Arrangement, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production (including production at Caballo Blanco and Ana Paula), exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein.

Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.